UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NutriSystem, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67069D108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 67069D108

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WS Management, LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	SOLE VOTING POWER 1,638,440

	6.	SHARED VOTING POWER --

	7.	SOLE DISPOSITIVE POWER 1,638,440

	8.	SHARED DISPOSITIVE POWER --

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,638,440

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.78%

12.	TYPE OF REPORTING PERSON PN

Page 2 of 6 Pages

CUSIP No. 67069D108

Item 1(a).	Name of Issuer:

NutriSystem, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

300 Welsh Road, Building 1, Suite 100, Horsham, PA 19044

Item 2(a).	Name of Person Filing:

WS Management, LLLP

Item 2(b).	Address of Principal Business Office or, if none, Residence:

225 Water Street, Suite 1987, Jacksonville, FL 32202

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

67069D108

Page 3 of 6 Pages

CUSIP No. 67069D108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

[_]	An employee benefit plan or endowment fund in accordance with § 240.13d- 1(b)(1)(ii)(G)

[_]	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G)

[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership (as of December 31, 2007).

(a) Amount Beneficially Owned: 1,638,440

(b) Percent of Class: 4.78%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,638,440
(ii) shared power to vote or to direct the vote: --
(iii) sole power to dispose or to direct the disposition of: 1,638,440
(iv) shared power to dispose or to direct the disposition of: --

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Page 4 of 6 Pages

CUSIP No. 67069D108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Page 5 of 6 Pages

CUSIP No. 67069D108

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

February 14, 2008

      /s/ Gilchrist B. Berg
Gilchrist B. Berg
General Partner of WS Management, LLLP

Page 6 of 6 Pages